Exhibit 99.2

Control Number:	Number of Shares:	Registered Shareholder:

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROXY STATEMENT AND NOTICE OF

A MEETING OF THE HOLDERS OF CLASS A ORDINARY SHARES

Solicited on Behalf of the Board of Directors for the Meeting of the Holders of Class A Ordinary Shares
on January 8, 2026 at 11:00 a.m. Shanghai Time (January 7, 2026 at 10:00 p.m. Eastern Time)

The undersigned hereby appoints Qiwei Miao as proxy with full power of substitution, to represent and to vote as set forth herein all the class A ordinary shares of a par value of $0.0001 each of Eshallgo Inc which the undersigned is entitled to vote at the meeting of the holders of class A ordinary shares of a par value of $0.0001 each and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1.

Item 1	By an ordinary resolution of the holders of class A ordinary shares of a par value of $0.0001 each, to approve the increase of the voting rights attached to the class B ordinary shares of a par value of $0.0001 each of the Company from ten (10) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

This Proxy is solicited on behalf of the management of Eshallgo Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: , 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Control Number:	Number of Shares:	Registered Shareholder:

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROXY STATEMENT AND NOTICE OF

A MEETING OF THE HOLDERS OF CLASS B ORDINARY SHARES

Solicited on Behalf of the Board of Directors for the Meeting of the Holders of Class B Ordinary Shares
Immediately Following the Meeting of the Holders of the Class A Ordinary Shares

The undersigned hereby appoints Qiwei Miao as proxy with full power of substitution, to represent and to vote as set forth herein all the class B ordinary shares of a par value of $0.0001 each of Eshallgo Inc which the undersigned is entitled to vote at the meeting of the holders of class B ordinary shares of a par value of $0.0001 each and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1.

Item 1	By an ordinary resolution of the holders of class B ordinary shares of a par value of $0.0001 each, to approve the increase of the voting rights attached to the class B ordinary shares of a par value of $0.0001 each of the Company from ten (10) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

This Proxy is solicited on behalf of the management of Eshallgo Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: , 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Control Number:	Number of Shares:	Registered Shareholder:

Eshallgo Inc

No. 37, Haiyi Villa, Lane 97, Songlin Road

Pudong New District

Shanghai, China 200120

PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders
Immediately Following the Meeting of the Holders of the Class B Ordinary Shares

The undersigned hereby appoints Qiwei Miao as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Eshallgo Inc which the undersigned is entitled to vote at the annual general meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Items 1, 2, 3, 4, 5, and 6.

Item 1	By an ordinary resolution, to re-appoint Zhidan Mao, Qiwei Miao, Xiaohui Wu, Weibo Weng, Weimin Xu, Kewa Luo to serve on the Company’s board of directors until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed in accordance with the Company’s then effective memorandum and articles of association

☐ For	☐ Against	☐ Abstain

Item 2	By an ordinary resolution, to approve the appointment of Felix CPAs LLC as the Company’s independent registered public accounting firm for the fiscal year ended on March 31, 2026

☐ For	☐ Against	☐ Abstain

Item 3	By an ordinary resolution, subject to approval by the holders of class A ordinary shares of a par value of $0.0001 each of the Company (the “Class A Ordinary Shares”) and the holders of class B ordinary shares of a par value of $0.0001 each of the Company (the “Class B Ordinary Shares”, and together with Class A Ordinary Shares, the “Ordinary Shares”) of the change of voting rights, to approve the increase of the voting rights attached to the Class B Ordinary Shares from ten (10) votes per share to fifty (50) votes per share on all matters subject to vote at general meetings of the Company, subject to the rights, restrictions, qualifications and preferences (if any) to be set forth in the Restated M&A.

☐ For	☐ Against	☐ Abstain

Item 4	By an ordinary resolution, to approve an increase of the Company’s authorized share capital from US$10,000 divided into 100,000,000 ordinary shares of a par value of US$0.0001 each comprising (i) 90,000,000 class A ordinary shares of a par value of $0.0001 each and (ii) 10,000,000 class B ordinary shares of a par value of $0.0001 each, to US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each comprising (i) 450,000,000 class A ordinary shares of a par value of $0.0001 each and (ii) 50,000,000 class B ordinary shares of a par value of $0.0001 each, by the creation of additional 360,000,000 Class A Ordinary Shares and 40,000,000 Class B Ordinary Shares, with immediate effect.

☐ For	☐ Against	☐ Abstain

Item 5	By an ordinary resolution, to approve (a) a share consolidation of the Company’s issued and unissued Class A Ordinary Shares and Class B Ordinary Shares, at a ratio of not less than 1-for-10 and not more than 1-for-200 (the “Range”), with the final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company (the “Board”) in its sole discretion at any time after approval by the shareholders (the “Share Consolidation”), and authorize the Board to implement such Share Consolidation at its sole discretion at any time prior to the one-year anniversary of the AGM; and (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidation, including determining the final ratio and the effective date of Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation.

☐ For	☐ Against	☐ Abstain

Item 6	By a special resolution, subject to and conditional upon approval by the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares of the Change of Voting Rights, the approval by the shareholders of the Change of Voting Rights, the Share Capital Increase and the Share Consolidation, to adopt the third amended and restated memorandum and articles of association of the Company (the “Restated M&A”) in substitution for and to the exclusion of the currently effective memorandum and articles of association of the Company, to (i) implement the Change of Voting Rights, (ii) implement the Share Capital Increase, and (iii) implement the Share Consolidation, becoming effect on the date the Board may determine in its sole discretion so long as it is implemented prior to the one-year anniversary of the AGM, and authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Restated M&A, including without limitation, attending to the necessary filing with the Registrar of Companies in the Cayman Islands.

☐ For	☐ Against	☐ Abstain

Item 7	By an ordinary resolution, to adjourn the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One to Six.

☐ For	☐ Against	☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Meeting, or any adjournment or postponement thereof.

This Proxy is solicited on behalf of the management of Eshallgo Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: , 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.